June 8, 2023

VIA EDGAR

David Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Enfusion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 10, 2023

Form 8-K Furnished on March 7, 2023

File No. 001-40949

Dear Mr. Edgar and Ms. Collins:

On behalf of Enfusion, Inc. (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated May 24, 2023 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 10, 2023, and Current Report on Form 8-K, furnished on March 7, 2023. We have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for the Year Ended December 31, 2022

Note 11. Loss per Class A Common Share, page F-23

1.

We note from your response prior comment 3, that you applied the guidance of ASC 260- 10-55-20(a) in determining the “adjustment to loss attributable to common stockholders.” Please tell us how you determined that the guidance in paragraph 55-20(a), which pertains to securities issued by a subsidiary that enables their holders to obtain the subsidiary’s common stock applies to your fact pattern. In this regard, we note your reference to the exchange of Enfusion Ltd LLC common units (i.e. subsidiary) for shares of Enfusion, Inc’s (i.e. parent) common stock. Also, explain further your reference to attributing the net income or loss between controlling and noncontrolling interest and provide the calculations that support such adjustment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that ASC 260-10-55-20(a) and related Example 7 (ASC 260-10-55-64 through 55-67) provide a framework for calculating earnings per share (“EPS”) when securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock. This is applicable to the Company because, in accordance with its “Up-C” structure, additional units in Enfusion Ltd. LLC (the “LLC”) will be issued to the Company (i.e., one of the LLC’s equityholders) in connection with the issuance of Class A shares of the Company (e.g., upon the exercise of stock options or upon the vesting of restricted stock units (“RSUs”)). The requirement to issue additional common units in the LLC to the Company upon the issuance of any additional Class A common shares is specified in Section 3.2(a) of the Seventh Amended and Restated Operating Agreement of the LLC, dated October 19, 2021 and filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 10, 2023, which is copied below (capitalized terms not otherwise defined herein have the meanings given to them in such Amended and Restated Operating Agreement):

3.2 New PubCo Issuances.

(a) Subject to Article XII and Section 3.2(b), if, at any time after the Effective Time, PubCo issues shares of its Class A Common Stock or any other Equity Security of PubCo (other than shares of Class B Common Stock), (x) the Company shall concurrently issue to PubCo an equal number of Common Units (if PubCo issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities of PubCo other than Class A Common

Stock), and with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued and (y) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo, if any, for such shares of Class A Common Stock or other Equity Security.

That is, while the stock options and RSUs represent potential common shares of the Company, they are also potential common units of the LLC. Furthermore, the LLC has issued common units to noncontrolling interest holders which are exchangeable for common shares of the Company which is considered in ASC 260-10-55-20(b) and Example 7.

Upon an exchange of such common units, the amount of loss attributable to the Company as calculated under ASC 810 is expected to increase because the Company will own additional units in the LLC.

While ASC 260-10-55-20 is written in the context of computing diluted EPS, we acknowledge that the Company does not currently have dilutive potential common shares due to its net loss position. However, Example 7 (which depicts the guidance in ASC 260-10-55-20), describes the mechanics for calculating both basic and diluted EPS when a parent consolidates a subsidiary that is not wholly-owned and has issued common stock or potential common shares to parties other than the parent entity. The Company followed Example 7 in calculating basic EPS (with no change for diluted EPS) to determine the amount of loss attributable to the Company, which is the numerator in calculating consolidated basic EPS. Example 7 derives the income or loss attributable to the parent for basic EPS by first calculating the subsidiary’s basic EPS as if it were a standalone entity. The subsidiary’s basic EPS is then multiplied by the shares held by the parent to arrive at the parent’s share of the subsidiary’s income or loss. This is commonly referred to as the “bottom-up” approach.

While Example 7 is simplified and does not contemplate shares or interests that are outstanding for only a portion of the period, it is the Company’s understanding that a common practice exists to apply this bottom-up approach utilizing the weighted average subsidiary shares outstanding, and weighted average subsidiary shares owned by the parent, consistent with the general share weighting provisions of ASC 260.

Separately, the Company calculated the loss attributable to the controlling interest on the face of the income statement using a different attribution approach with principles from ASC 810. The difference between the two is the “adjustment to loss attributable to common stockholders” shown in Note 11 of the consolidated financial statements.

The primary driver of the difference between the two is related to shares of vested but unissued Class A common stock (which are further described in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 1, 2023, under the heading entitled “Vested but Unissued Class A Common Stock”). The Company had a weighted average of approximately 18.3 million shares of vested but unissued Class A common stock during the year ended December 31, 2022, which are considered to be outstanding shares and units in basic and diluted EPS of the Company and the LLC, respectively, because they are certain to be settled by issuance of Class A common shares in the future subject to no contingencies other than the passage of time (in accordance with the contingently issuable share guidance in ASC 260-10-45-12C and 45-13). Upon legal settlement, the Company will issue Class A common shares at the parent level, and will also receive additional units in the LLC, effectively increasing its ownership percentage. The attribution approach under ASC 810 only attributes losses to shares of the Company that have actually been legally issued. Because the 18.3 million vested but unissued shares had not yet been legally settled in Class A common shares during 2022, no loss was attributed to the Company for them on the face of the income statement under ASC 810. As described in Note 9 to the consolidated financial statements, these vested but unissued shares will be settled by issuance of Class A common shares over time during 2023 with no remaining balance beyond the second anniversary of the initial public offering, which will occur in October 2023.

The calculation showing the income or loss attributable to the controlling interest and noncontrolling interest for basic and diluted EPS purposes for the year ended December 31, 2022, which is consistent with the principles in Example 7 as referred to by ASC 260-10-55-20(a), is as follows:

Step 1: Computation of Basic and Diluted EPS in Enfusion Ltd. LLC

Basic and Diluted EPS of the LLC	Symbol	12 months ended 12/31/2022 (in thousands)
Net Income (loss) - Enfusion Ltd. LLC:	a	(13,263)
Total number of Common Units outstanding:
Held by Enfusion, Inc. (1:1 with the number of Class A common shares outstanding): Weighted average	b	67,057
Weighted average outstanding shares of vested but unissued Class A common stock	c	18,336
Held by the Pre-IPO Common Unitholders	d	46,175
Total LLC Common Units Outstanding	e = b+c+d	131,568
Loss per Unit - Enfusion Ltd. LLC:	f = a/e	(0.10081)

Step 2: Computation of Basic and Diluted EPS in Enfusion Inc.

Basic and Diluted EPS of Enfusion Inc.:		12 months ended 12/31/2022 (in thousands)
Enfusion, Inc. weighted average of LLC common units owned	g	85,393
Basic and Diluted EPS of LLC:	f	$(0.10)
Net loss attributable to Common shareholder, per ASC 260 - Numerator for Basic and Diluted EPS of Enfusion Inc.	h = g*f	(8,608)

The Company notes that, without including the shares which are certain to be issued in the future to arrive at the 85,393 shown in the table above, the numerator for Basic EPS of Enfusion Inc. would not be appropriately calculated based on ASC 260-10-55-20(a), Example 7, resulting in the numerator to be understated by $954 thousand and EPS being overstated by approximately 0.01 per share.

Related to Net Income (loss) attributable to common stockholders as presented on our Income Statement, the Company notes that the attribution of net income or loss was based on ASC 810-10-45-20, which does not prescribe a specific methodology for performing the attribution. The Company performed this attribution by allocating income or loss between the controlling and noncontrolling interest based on each of their prevailing ownership interests throughout the fiscal year. The calculation segmented the income or loss within the reporting period upon each significant ownership change, and then allocated the segmented income or loss to the controlling and noncontrolling interests based on the prevailing ownership interests that existed during each respective portion of the reporting period. The ownership interests held by the controlling and noncontrolling interests fluctuated during the year each time a holder of common units of Enfusion Ltd. LLC exchanged those common units for shares of Class A common stock of Enfusion, Inc.

Exchanges took place on: May 13, October 12, and November 14, 2022. The calculation of Net Income (Loss) Attributable to controlling interest at each exchange date, and for the year-ended December 31, 2022, is below:

	a	b	c=1-b	a*c
	Net Income (Loss)	Non- controlling Interest %	Controlling Interest %	Net Income (Loss) Attributable to Controlling interest
1/1/22 - 5/13/ 22	$(14,323)	41.99%	58.01%	(8,309)
5/14/22 - 10/12/22	5	40.74%	59.26%	3
10/13/22-11/14/22	161	39.52%	60.48%	97
11/15/22-12/31/22	894	37.87%	62.13%	554
Total for the year ended December 31, 2022				(7,654)

The controlling interest percentage is computed by dividing the number of Class A shares issued and outstanding by the sum of Class A and Class B shares issued and outstanding. That is, the prevailing ownership interests do not include shares that have not been issued (e.g., vested but unissued shares). The controlling interest percentage increased upon the occurrence of each exchange transaction described above. The outstanding vested but unissued shares will be included in the calculation of the controlling interest when such Class A shares are issued.

Net Income (loss) attributable to the parent is lower when calculated based on the principles of ASC 810. Therefore, an adjustment needs to be made within the EPS calculation to present Net Income (loss) attributable to common stockholders based on the guidance in ASC 260.

Calculation of the “Adjustment to income (loss) attributable to common stockholders”

Net Income (loss) attributable to Common shareholder, per ASC 260 - Numerator for Basic EPS of Enfusion Inc.	a	(8,608)
Net income (loss) attributable to controlling interest (per Income Statement, calculated based on principles of ASC 810)	b	(7,654)
Adjustment to income (loss) attributable to common stockholders	a-b	(954)

The adjustment necessary to reconcile the ASC 810 attribution and the EPS “bottom-up” approach will decline over time as the vested but unissued shares described above are issued.

To enhance the clarity of the Company’s disclosures in future filings, we will revise the description of this adjustment to be: “Reallocation of Net income (loss) attributable to vested but unissued shares.”

Form 8-K Furnished on March 7, 2023

Exhibit 99.1, page 19

2.

Based on the information provided in your response to prior comment 4, the adjustment to your non-GAAP measure of adjusted free cash flow for “bonus timing and related employer taxes” appears to present a tailored accounting principle as you are assuming bonus payments are being made in the periods in which they are accrued and not when they are actually paid. Please refer to Question 100.04 of the non-GAAP C&DIs and revise to remove this adjustment. You may consider including the amount of bonus accrued or paid each period in a footnote to the non-GAAP reconciliation if you believe that information would be useful for investors.

The Company respectfully acknowledges the Staff’s comment and will cease presenting the aforementioned Adjusted Free Cash Flow metric in its public disclosures.

* * *

As always, we appreciate the Staff’s review and comments. Please contact the undersigned at (917) 336-7026 if you have any questions or comments.

Very truly yours,

/s/ Bradley Herring
Bradley Herring
Chief Financial Officer

cc:	Matthew R. Campobasso, General Counsel and Secretary

Valeria Gutowski, Corporate Controller

Michael Wu, Assistant General Counsel, Securities & Corporate